Exhibit 12.1
ABRAXAS PETROLEUM CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)
	Year Ended December 31,
	2008	2009	2010		2011		2012
Earnings available before fixed charges:
Income (loss) before income taxes (1)	$(52,403)	$(17,490)	$1,687		$13,666		$(18,481)
Interest expense, net	10,309	11,331	9,098		4,891		5,516
Deferred financing fees	1,028	1,326	2,479		1,762		937
Earnings available	$(41,066)	$(4,833)	$13,264		$20,319		$(12,028)

Fixed charges:
Interest expense, net	$10,309	$11,331	$9,098		$4,891		$5,516
Deferred financing fees	1,028	1,326	2,479		1,762		937
Fixed charges	$11,337	$12,657	$11,577		$6,653		$6,453

Ratio of earnings to fixed charges	N/M	N/M	1.15	x	3.05	x	N/M

(1)From continuing operations